July 9, 2024

Joseph Hayek
Vice President and Chief Financial Officer
Worthington Enterprises, Inc.
200 West Old Wilson Bridge Road
Columbus, OH 43085

       Re: Worthington Enterprises, Inc.
           Form 10-K for Fiscal Year Ended May 31, 2023
           File No. 001-08399
Dear Joseph Hayek:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of
Manufacturing